                                                                                                June 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Daniel Morris, Special Counsel

Re:	Vishay Precision Group, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed May 6, 2010
Amendment No. 2 to Registration Statement on Form 10
Filed May 14, 2010
File No. 001-34679

Dear Mr. Morris:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated May 27, 2010, relating to the above referenced filing of Vishay Precision Group, Inc. (“VPG”). For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Summary, page 1

Our Business, page 1

1. While we note your revisions to the summary in response to prior comment 4, we reissue our comment because you continue to repeat entire sections of your business description that appear later in the document. Please carefully consider and identify those aspects of your business that are the most significant and determine how to best highlight those points in clear, plain language in the prospectus summary.

Response: In response to the Staff’s comment, we have substantially revised the Summary section so as to avoid repetitiveness in the information statement.

2. With a view toward disclosure, please clarify, if true, that the acquisitions referred to on pages 1-2 were completed by Vishay Intertechnology. File material agreements, as appropriate.

Response: The last paragraph on page 1 of the information statement includes clarifying disclosure in response to the Staff’s comment. Similar clarifying disclosure appears in the section “Description of Our Business” which begins on page 83.

U.S. Securities and Exchange Commission
June 2, 2010

Competitive Strengths, page 2

3. We reissue the second sentence in comment 5 because it does not appear that you disclosed your net income (loss) for the past three years.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 2 of the amended information statement.

Indebtedness, page 7

4. Refer to prior comment 7. Please revise here and elsewhere in the registration statement to provide an estimate of your anticipated liability under the exchangeable notes. In addition, please provide a brief summary of the methodology for calculating your liability.

Response: The information statement has been modified in response to the Staff’s comment. Please see pages 5, 10, 38, 45, and 79 of the amended information statement.

5. Furthermore, we note that you have not added disclosure regarding company assets. Revise accordingly.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 5 of the amended information statement.

Summary Financial and Other Data, page 14

6. We note that you present unaudited summarized pro forma balance sheet data as of December 31, 2009 related to the spin-off transaction. Please tell us and revise your filing to explain why you are providing this information within your filing even though you are not providing an unaudited pro forma combined and consolidated balance sheet as of December 31, 2009 within your unaudited pro forma combined and consolidated financial statements that begin on page 51. Explain how you considered the guidance in Article 11 of Regulation S-X when providing this information. Alternatively, please revise to remove this information.

Response: The referenced pro forma balance sheet data as of December 31, 2009 has been removed from the amended information statement.

U.S. Securities and Exchange Commission
June 2, 2010

Risk Factors, page 11

Our success is dependent, … page 18

7. It is unclear how deleting your risk factor heading, in response to comment 11, sufficiently highlights the risk presented to you by countries that do not provide adequate protection for your intellection property. Please advise or revise.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 18 of the amended information statement.

Our results are sensitive to raw… page 22

8. We note your revisions in response to comment 12. Please further revise to disclose with greater specificity, or quantify if possible, the amount of time needed to qualify new suppliers.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 20 of the amended information statement.

Reasons for the Spin-off, page 37

9. Please disclose the substance of the last sentence of your response to comment 13.

Response: The information statement has been modified in response to the Staff’s comment. Please see the first paragraph on page 35 of the amended information statement.

10. It is unclear, based on your additional disclosure and response to comment 14, how you conclude that other companies in the same industry serve as a useful basis for comparison. For example, do these other companies share the same capital structure, growth prospects, risks, and dividend policies? Please identify these other companies and revise your disclosure to address these and other factors.

Response: The information statement has been modified in response to the Staff’s comment. Please see the final paragraph on page 35 of the amended information statement.

U.S. Securities and Exchange Commission
June 2, 2010

Treatment of Fractional Shares, page 40

11. We note your response to comment 18. Please provide the basis for your belief that no time limit for selling the shares or distributing the proceeds is necessary.

Response: In response to the Staff’s comment, we have modified the corresponding disclosure to confirm that the sales of any fractional shares will be completed within one week after the date of the spin-off and that the aggregate net cash proceeds from such sales will be distributed to the stockholders within three business days after such sales, in line with the standard T+3 settlement schedule for market trades. Please see page 38 of the amended information statement.

Conditions to the Spin-off, page 45

12. You indicate in your response to comment 22 that other than the rulings from tax authorities, no other consents permits or approvals are necessary as a condition of the spin-off. It is unclear, given the second and last bullet points in this section, that this is the only necessary consent. Please revise accordingly.

Response: The information statement has been clarified in response to the Staff’s comment to confirm that we are not aware of any specific governmental or other third party consents required to complete the spin-off besides the specific items identified in the first, second, fourth, and fifth bullet points. Please see pages 4 and 43 of the amended information statement.

Cost Management, page 60

13. We reissue the first part of comment 34 because you do not appear to discuss your efforts to automate your plants.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 58 of the amended information statement.

Israeli Government Incentives, page 61

14. Please disclose the substance of your second paragraph in the response to comment 35.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 59 of the amended information statement.

U.S. Securities and Exchange Commission
June 2, 2010

Qualifications and Specifications, page 90

15. We note your response to prior comment 38. However, the meaning of the phrase "legal for trade" and how it relates to the specific specifications identified is not clear.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 88 of the amended information statement.

Research and Development, page 92

16. It appears that your sales staff and research and development staff are complimentary with no overlap. If true, please revise to clearly disclose this fact, i.e., that your research and development staff is not part of your sales force and vice versa.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 90 of the amended information statement.

Stockholder recommendations... page 102

17. We note your response to comment 45. Please disclose, if true, that you cannot exclude a proposal for failure to comply with the timing and information requirements in your bylaws.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 101 of the amended information statement.

Executive Compensation, page 105

18. You added disclosure in the penultimate paragraph on page 132 regarding your plan to reduce by 10% the numeric value of each performance goal that applies to periods following the separation. Please provide appropriate disclosure of this in your executive compensation section, including the reason for and effects of the reduction.

Response: The information statement has been modified in response to the Staff’s comment. As noted in the amended information statement on page 141, this performance goal reduction only applies to employees who will remain with Vishay Intertechnology after the spin-off. Please see page 142 of the amended information statement for a description of the treatment of Vishay Intertechnology equity awards held by persons who will become employees of Vishay Precision Group.

U.S. Securities and Exchange Commission
June 2, 2010

Compensation Philosophy Generally, page 106

19. We note your response to prior comment 49 and reissue. Please disclose the level of adjusted net income necessary for your executives to earn their bonuses.

Response: The information statement has been modified in response to the Staff’s comment. Please see pages 104, 108, 111, and 112 of the amended information statement for disclosure about bonus targets in general and for Messrs. Shoshani, Clancy, and Kieffer, respectively.

20. Please revise your disclosure in response to comment 50 to clarify the process you undertook to reach the conclusion you set forth in the last paragraph of this section. For example, what factors did you consider and how were they weighted?

Response: The information statement has been modified in response to the Staff’s comment. Please see page 105 of the amended registration statement.

Compensation Components, page 107

21. We reissue comment 51 because you did not disclose the companies in the peer group or how you use peer group information.

Response: The information statement has been modified in response to the Staff’s comment. As noted on pages 106-107 of the amended information statement, the peer group was not used for quantitative benchmarking but rather used for general comparison.

Ziv Shoshani, page 108

22. We note your added disclosure in response to comment 52 that certain factors are more heavily weighted in setting Mr. Shoshani's base salary. Please clarify what weightings these factors are assigned and how you determine that amount.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 108 of the amended registration statement.

23. Regarding your response to prior comment 54, please significantly expand you response to demonstrate clearly how disclosure of the specific objectives you used to establish compensation is likely to cause substantial competitive harm. Avoid conclusory statements. In addition, disclose how difficult it would be for the executive or how likely it will be for the registrant to achieve the performance goals.

Response: The information statement has been modified to include detailed information on performance targets. Please see pages 104, 108, 111, and 112 of the amended information statement for disclosure about bonus targets in general and for Messrs. Shoshani, Clancy, and Kieffer, respectively.

U.S. Securities and Exchange Commission
June 2, 2010

24. Please clarify your disclosure in response to comment 56 to indicate whether the spin-off is the only basis for Mr. Shoshani's bonus and whether your performance after the spin-off affects the bonus. In addition, if the bonus amount has been determined, please disclose.

Response: The information statement has been modified in response to the Staff’s comment. Please see pages 110 and 122 of the amended information statement.

Grants of Plan Based Awards, page 114

25. We note your response to comment 60, however it appears that bonuses could have been earned for 2009. For example, Mr. Shoshani was eligible for a bonus and equity compensation that year. Therefore, it is unclear why the disclosure requirement does not apply. Please advise or revise in accordance with our comment.

Response: The information statement has been modified in response to the Staff’s comment. Please see page 115 of the amended information statement.

Employment Terms, page 120

26. While we note your response to comment 62 regarding the recommendations of compensation consultants and related disclosure, it is unclear how the disclosure addresses the issues raised. We there reissue our comment.

Response: The information statement has been modified in response to the Staff’s comment. Please see pages 120-121 of the amended information statement, which details how the elements of compensation were determined.

The Separation, page 128

27. Please update your disclosure regarding the status of your amended credit facility and related release. Note that you are required to file all material agreements.

Response: The disclosure regarding the amended credit facility in the section beginning on page 128 of Amendment No. 2 to the Form 10 relates to the Vishay Intertechnology credit facility. We have filed the credit facility and amendments thereto as an exhibit to the Form 10, through incorporation by reference to Vishay Intertechnology’s periodic report with which the credit facility and amendments were previously filed.

28. We note your added disclosure in the second-to-last paragraph of this section. Please add appropriate risk factor disclosure.

Response: The information statement has been modified in response to the Staff’s comment. The risk factor disclosure appears on page 26 of the amended information statement.

U.S. Securities and Exchange Commission
June 2, 2010

Notes to Combined and Consolidated Financial Statements, page F-8

-Note 1. Basis of Presentation, page F-8

-Basis of Presentation. page F-8

29. We note your response to prior comment 71. As previously requested, please revise the notes to your audited December 31, 2009 and unaudited April 3, 2010 financial statements to disclose management's estimate of what the expenses, other than income taxes and interest, would have been on a stand-alone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity. Refer to the guidance in Question 2 of SAB Topic 1.B.l.

Response: The audited combined and consolidated financial statements and the unaudited combined and consolidated interim financial statements have been modified in response to the Staff’s comment.

Note 12 - Commitments, Contingencies, and Concentrations, page F-42

30. We note your response to prior comment 76. Please tell us and revise your filing to explain if you have any other indemnification obligations to your customers other than your limited warranty obligations. Please revise to clarify the nature of these obligations and if you have accrued any amounts relating to these indemnification obligations. Discuss how you have considered the guidance in Topic 460-10 of the FASB Accounting Standards Codification in your accounting for the indemnification obligations.

Response: Additional disclosure has been added to the audited combined and consolidated financial statements to provide informative disclosure about the nature of guarantees, in accordance with Topic 460-10 of the FASB Accounting Standards Codification. As discussed in our response to prior comment 76, VPG concluded that the amount of warranty expenses and the related accrued liability are not material to its combined and consolidated financial statements, and this conclusion has also now been disclosed in the audited combined and consolidated financial statements. Nevertheless, in response to the Staff’s comment, Management’s Discussion and Analysis (Critical Accounting Policies and Estimates – Revenue Recognition) has been supplemented to provide quantitative disclosures of the amounts accrued related to these obligations.

U.S. Securities and Exchange Commission
June 2, 2010

Signatures

31. We note your response to prior comment 77. You state that Messrs. Shoshani and Clancy will not be installed as CEO and CFO until completion of the spin-off. Please reconcile this response with your current disclosure in the management section which currently identifies Messrs. Shoshani and Clancy as President and CEO and Executive Vice President and CFO, respectively.

Response: The VPG Board has accelerated the timing of the election of Messrs. Shoshani and Clancy to the stated positions, so that currently, Messrs. Shoshani and Clancy hold the positions of President and CEO and Executive Vice President and CFO, respectively.

Exhibits

32. Regarding your response to comment 78, please tell us:
  Which exhibits in your exhibit index consist of Annex A and exhibits A through M of exhibit 10.1;
  Why exhibit 10.4 does not include a schedule C;
  Why exhibit 10.5 does not include an exhibit 3-3; and
  Why exhibit 10.11 does not include schedule I.

U.S. Securities and Exchange Commission
June 2, 2010

Response:

(a)	The following table cross-references Exhibits to the Master Separation and Distribution Agreement (“MSA”, Exhibit 10.1 to the Form 10) to the Exhibits to the Form 10:

Annex / Exhibit Name	Reference in MSA	Form 10 Exhibit Number(s)
VPG Group Balance Sheet	Annex A	Included in Exhibit 10.1
Employee Matters Agreement	Exhibit A	10.4
IP License Agreement	Exhibit B	10.19
Lease Agreement	Exhibit C	10.9, 10.21, 10.22, 10.23
Option Agreement	Exhibit D	10.20
Patent License Agreement	Exhibit E	10.8
RCK IP License Agreement	Exhibit F	10.17
RCK Manufacturing Agreement	Exhibit G	10.16
RCK Supply Agreement	Exhibit H	10.18
Secondment Agreement	Exhibit I	10.7
Supply Agreement	Exhibit J	10.6, 10.14, and 10.15
Tax Matters Agreement	Exhibit K	10.2
Trademark License Agreement	Exhibit L	10.3
Transition Services Agreement	Exhibit M	10.5

(b)	A revised Exhibit 10.4 has been filed with the amended Form 10, omitting the reference to Schedule C.

(c)	A revised Exhibit 10.5 has been filed with the amended Form 10, omitting the reference to Schedule 3.3.

(d)	A revised Exhibit 10.11 has been filed with the amended Form 10, which includes the referenced Schedule I.

* * * * * *

U.S. Securities and Exchange Commission
June 2, 2010

Additionally, VPG makes the following representations:
  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy

William M. Clancy
Chief Financial Officer and
Corporate Secretary, Vishay Precision Group, Inc.